January 16, 2008

By Overnight Delivery

Facsimile Transmittal and

EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	Mr. Rufus Decker, Accounting Branch Chief Division of Corporation Finance

Re:	Albemarle Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 Proxy Statement on Schedule 14A File No. 1-12658

Dear Mr. Decker,

As Senior Vice President, Law and Manufacturing of Albemarle Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Mark C. Rohr President and Chief Executive Officer, dated November 20, 2007 (the “Commission Comment Letter”) received on January 2, 2008. As discussed and agreed to with Lisa Haynes, SEC Staff Accountant, we are submitting our response ten business days from the receipt of your letter.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in this letter, the “Company,” “we,” “us,” and “our” refer to Albemarle Corporation.

Certain portions of the Company’s responses below are provided in disclosure type format as requested by the Staff. The bolded portions of these responses represent proposed modifications to the current 2006 disclosures that will appear in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) or in the case of comment #15, to the proxy statement for the 2008 annual meeting of shareholders, to comply with the Staff’s request.

Securities and Exchange Commission

January 16, 2008

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, where a comment below requests additional disclosures or other revisions to be made, we will provide the Staff in our response what the revisions will look like. These revisions will be included in our future filings, including our interim filings.

Business Overview, page 3

2.	Please discuss the nature and the parties to your joint ventures.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will provide a more detailed disclosure in Note 8, “Investments” to our consolidated financial statements regarding the other parties to our significant joint ventures in future Form 10-K filings, as well as an appropriate reference in our business overview to Note 8, “Investments” to our consolidated financial statements (items in bold are in addition to previous disclosures). If we were to have included this information in the Form 10-K, in Part I, Item 1, Business Overview, on page 3 of the Form 10-K, we would have included the following additional disclosure:

We and our joint ventures currently operate 43 facilities, including production, research and development facilities, and administrative and sales offices in North and South America, Europe, Australia and Asia. We serve more than 3,400 customers in over 100 countries. For information regarding our joint ventures see Note 8, “Investments” to our consolidated financial statements included in Item 8 beginning on page 42.

Note 8, “Investments” to our consolidated financial statements included in Item 8 beginning on page 42 would change as follows—

Securities and Exchange Commission

January 16, 2008

Our ownership position in significant joint ventures for the following bromine and derivatives specialty chemical and refinery catalysts businesses is shown below:

		2006	2005	2004
*	Jordan Bromine Company Limited – a consolidated joint venture with Arab Potash Company Limited that produces bromine derivatives and flame retardants	50%	50%	50%
*	Nippon Aluminum Alkyls - a joint venture with Mitsui Chemicals, Inc. that produces aluminum alkyls	50%	50%	50%
*	Magnifin Magnesiaprodukte GmbH & Co. - a joint venture with RHI Group that produces specialty magnesium hydroxide products	50%	50%	50%
*	Ningbo Jinhai Albemarle Chemical and Industry Co., LTD - a joint venture with Ningbo Jinhai Investment Co. LTD that produces polymer antioxidants	25%	25%	25%
*	Shanghai Jinhai Albemarle Fine Chemicals Co., LTD - a joint venture with Ningbo Jinhai Investment Co. LTD and American Golden Ocean Enterprise Development Co. LTD that produces polymer antioxidants	25%	25%	—
*	Nippon Ketjen Company, LTD - a joint venture with Sumitomo Metal Mining Co. Ltd.that produces refinery catalysts	50%	50%	50%
*	Eurecat S.A. - a joint venture with IFP Investissements for refinery catalysts regeneration services	50%	50%	50%
*	Fábrica Carioca de Catalisadores S.A. – a joint venture with Petrobras Quimica S.A.-PETROQUISA that produces catalysts and includes catalysts research and product development activities	50%	50%	50%

Business Segments, page 3

3.	Please expand the discussion of the competitive conditions in the segments in which you compete to identify the geographical markets in and methods by which you compete, as well as your competitive position, if known or reasonably available. See Regulation S-K, Item 101(c)(1)(x).

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will expand the discussion of the competitive conditions in the segments in which we compete to identify the geographical markets in and methods by which we compete, as well as our competitive position, to the extent known to us or reasonably available to us in future Form 10-K filings. If we were to have included this information in the Form 10-K, we would have revised the Form 10-K disclosure as follows (items in bold are in addition to previous disclosures):

Under Polymer Additives on page 4 of the Form 10-K

Competition

The markets served by our Polymer Additives segment, the United States, Asia, Europe and the Middle East are highly competitive. Product performance and quality, price competition and contract terms are the primary factors in determining which qualified supplier is awarded a contract. However, research and development, product and process improvements, specialized customer services, the ability to attract and retain skilled personnel, and maintenance of a good safety record have also been important factors to compete effectively in the Polymer Additives marketplace.

Securities and Exchange Commission

January 16, 2008

Competition also arises from the substitution of different polymers in end-products in an effort to reduce costs or change product qualities. For flame retardants, competition can be introduced from alternative chemistries, which has caused us to expand our product portfolio to include bromine, phosphorus and mineral chemistries that are common in over 80% of end uses today. For other additives, competition is introduced by low-cost antioxidant suppliers. We have begun to offer our basic products from lower cost sources, and have pursued new blending technology to produce better, more easily processed forms of antioxidant blends.

We are a market leader in the brominated flame retardant business and our most significant competitors are Chemtura Corporation and Israel Chemicals Ltd. Industrial Products division, or Israel Chemicals. We are a market leader in the phosphorus-based flame retardant business and in the mineral-based flame retardants business. Our most significant competitor in the phosphorus-based flame retardant business is Supresta LLC. Almatis, Kyowa Hakko Kogyo Co., Ltd and Nabaltec GmbH are our competitors in the mineral-based flame retardants business. We are a market leader in the plastic additives business and our most significant competitors are Ciba Specialty Chemicals and Akzo Nobel.

Under Catalysts on page 5 of the Form 10-K:

Competition

The markets served by our Catalysts segment, the United States, Asia, Europe and the Middle East are highly competitive. Product performance and quality, price competition and contract terms are the primary factors in determining which qualified supplier is awarded a contract. However, research and development, product and process improvements, specialized customer services, the ability to attract and retain skilled personnel, and the maintenance of a good safety record have also been important factors to compete effectively in the Catalysts marketplace. Through our research and development, we strive to develop value-added products and products based on proprietary technologies.

In the Catalysts segment, HPC and FCC catalysts competition is primarily from major catalysts companies. We are a market leader in the HPC and FCC catalysts markets and our major competitors in the HPC catalysts market are Criterion Catalysts and Technologies and W.R. Grace & Co./Advanced Refining Technologies. Our major competitors in the FCC catalysts market are W.R. Grace & Co. and BASF. Some of the major catalysts companies have alliances with global major refiners to facilitate new product development and introduction. Our major competitors in the polyolefin market include Akzo Nobel N.V., Axens NV, Basell Service Company B.V., Chemtura Corporation, Tosoh Corporation, Univation Technologies LLC and W.R. Grace & Co.

Under Fine Chemicals on page 6 of the form 10-K

Competition

The markets served by our Fine Chemicals segment, the United States, Asia, Europe and the Middle East are highly competitive. Product performance and quality, price competition and contract terms are the primary factors in determining which qualified supplier is awarded a contract. However, research and development, product and process improvements, specialized customer services, the ability to attract and retain skilled personnel, and the maintenance of a good safety record have also been important factors to compete effectively in the Fine Chemicals marketplace.

Securities and Exchange Commission

January 16, 2008

We are a market leader in the bromine-based products groups and primarily compete with two other integrated global bromine producers, Chemtura Corporation and Israel Chemicals. We are a leading competitor in pharmaceutical bulk actives (i.e. ibuprofen and propofol) and we primarily compete with a few major Western competitors, such as BASF Corporation, AstraZeneca PLC, Clariant Ltd. and Cilag AG; however, there is increasing competition from Asian sources. We are seeking to differentiate ourselves from our competitors by developing new innovative products, offering cost reductions and enhancing the services that we offer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selling, General and Administrative and Research and Development Expenses, 24

4.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, you state that the increases in selling, general and administrative and research and development expenses was attributable to increased consulting fees and increased wages and incentive compensation but do not quantify the impact of each factor to both SG&A and R&D expenses. Refer to Items 303(a)(3)(i) abd (iii) of Regulation S-K and Financial Reporting Codification 501.04.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will provide a more detailed disclosure regarding quantifying the factors that contribute to material fluctuations to both SG&A and R&D expenses in future Form 10-K filings. As we have done in the Form 10-Qs for 2007, we will have separate discussions for SG&A and R&D. If we were to have included this information in the Form 10-K, we would have revised the Form 10-K disclosure as follows (items in bold are in addition to previous disclosures):

Selling, General and Administrative Expenses

For 2006, our selling, general and administrative, or SG&A, expenses increased $18.1 million, or 8%, from 2005. This increase was primarily due to higher SG&A costs from increased consulting fees related to the implementation of a Belgian-based trading company of $2.5 million, and increased wages and incentive compensation of $11.3 million. As a percentage of net sales, SG&A was 10.0% in 2006 versus 10.4% in 2005.

Research and Development Expenses

For 2006, our research and development, or R&D, expenses increased $5 million, or 11%, from 2005. As a percentage of net sales, R&D was 2.0% in 2006 versus 2.0% in 2005.

Securities and Exchange Commission

January 16, 2008

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Performance and Life Cycle Guarantees, Page 48

5.	Please revise your filing to disclose the amount of deferred revenue as the end of each period presented, if material.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, deferred revenue included in the company’s consolidated balance sheets as of December 31, 2006 and 2005 was $5.6 million and $5.1 million, respectively. Due to immateriality, this disclosure has been omitted from historical filings.

Claims Receivable, page 48

6.	Please revise to clarify the nature of receivables for non-trade claims and how they arise. Please also disclose the amount of claims receivables outstanding as of each period presented and the financial statement line item where their receivables are recorded.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will provide a more detailed disclosure regarding our claims receivable in future Form 10-K filings. If we were to have included this information in the Form 10-K, we would have revised the Form 10-K disclosure as follows (items in bold are in addition to previous disclosures):

Claims Receivable

We record receivables for non-trade claims on a case-by-case basis whenever management deems that the claim for recovery is probable. Recording of such receivables is preceded by the gathering and evaluation of factually supportable evidence and conditions surrounding the claim, and is generally based on application of specific contractual terms with third parties from which the claim arises. Claims arise on occasion due to company product that does not perform as prescribed and cause customer property damage which results in an insurance claim. We evaluate these receivables for collectibility on a regular basis, and record provisions for uncollectible amounts when subsequent conditions indicate that collection of all or part of the receivable is not probable. Claims receivable amounts are recorded in “Other assets, deferred charges and noncurrent deferred income taxes” on our consolidated balance sheet. We had no material claims during any of the years presented.

Securities and Exchange Commission

January 16, 2008

Goodwill and Other Intangible Assets, page 50

7.	We note your disclosure on page 50 that definite-lived intangible assets are amortized over periods ranging from three to thirty-five years. Please revise to disclose the range of useful lives for each category of intangible assets shown in the table on page 59.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will provide a more detailed disclosure regarding our definite-lived intangible assets in future Form 10-K filings. If we were to have included this information in the Form 10-K, we would have revised the Form 10-K disclosure as follows (items in bold are in addition to previous disclosures):

NOTE 9 – Goodwill and Other Intangibles: Page 59

Other Intangible Assets at December 31, 2006 and 2005 (in thousands):

	2006
	Useful Lives Years	Gross Carrying Amount	Accumulated Amortization	Accumulated Foreign Exchange Impact	Net
Customer lists	15 – 35	$71,914	$(8,268)	$4,892	$68,538
Patents	5 – 19	41,144	(14,261)	1,674	28,557
Trade names	5 – 30	37,964	(5,306)	5,155	37,813
Manufacturing contracts and supply/service agreements	8 – 12	12,503	(5,932)	822	7,393
Licenses	3 – 20	4,524	(2,969)	(604)	951
Military specification approvals	35	4,345	(486)	—	3,859
Noncompete agreements	7 – 10	3,137	(1,582)	665	2,220
Other	3 – 20	3,432	(1,160)	348	2,620

Total		$178,963	$(39,964)	$12,952	$151,951

Securities and Exchange Commission

January 16, 2008

	2005
	Useful Lives Years	Gross Carrying Amount	Accumulated Amortization	Accumulated Foreign Exchange Impact	Net
Customer lists	15 – 35	$73,255	$(6,662)	$666	$67,259
Patents	5 – 19	41,293	(9,382)	233	32,144
Trade names	5 – 30	38,014	(3,812)	1,770	35,972
Manufacturing contracts and supply/service agreements	8 – 12	12,503	(4,557)	355	8,301
Licenses	3 – 20	4,591	(1,535)	(666)	2,390
Military specification approvals	35	4,345	(362)	—	3,983
Noncompete agreements	7 – 10	3,137	(1,174)	485	2,448
Other	2 – 20	4,370	(885)	63	3,548

Total		$181,508	$(28,369)	$2,906	$156,045

Note 7 – Property, Plant and Equipment, page 57

8.	We note that the machinery and equipment line item is material to the balance sheet and that items included in this line item have a wide range of useful lives (from 3 to 39 years). Please revise to discuss the types of machinery and equipment which fall into each part of the useful lives range as well as giving readers an idea as to the dollar amounts that fall into each part of the range.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will provide a more detailed disclosure regarding our machinery and equipment line item in future Form 10-K filings. If we were to have included this information in the Form 10-K, we would have revised the Form 10-K disclosure as follows (items in bold are in addition to previous disclosures):

Property, plant and equipment, at cost, consists of the following (in thousands):

	Useful Lives	2006	2005
Land	n/a	$53,965	$51,073
Land improvements	5–30	49,222	48,641
Buildings	10–45	167,412	178,754
Machinery and equipment	3–19	1,422,812	1,465,078
Machinery and equipment (major plant components)	19–39	312,325	321,602
Machinery and equipment under capital lease	5–10	24,652	24,652
Long-term mineral rights and production equipment costs	7–60	58,065	57,107
Construction in progress	n/a	80,980	47,971

Total		$2,169,433	$2,194,878

The cost of property, plant and equipment, including machinery and equipment under capital lease, is depreciated, generally by the straight-line method. Depreciation expense amounted to $98.9 million, $103.5 million and $88.4 million at December 31, 2006, 2005 and 2004, respectively. Interest capitalized on significant capital projects in 2006, 2005 and 2004 was $1.2 million, $1.2 million and $0.4 million, respectively, while amortization of capitalized interest (which is included in depreciation expense) in 2006, 2005 and 2004 was $1.0 million, $1.1 million and $1.1 million, respectively.

As of December 31, 2006 and 2005, accumulated amortization for assets under the capital lease was $4.4 million and $3.3 million, respectively.

Securities and Exchange Commission

January 16, 2008

Note 10 – Accrued Expenses, page 60

9.	Please disclose the nature of the items included in other accrued expenses which amounted to $75 million as of December 31, 2006 and $63 million as of December 31, 2005.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we note that the nature of items included in other accrued expenses which amounted to $75 million as of December 31, 2006 and $63 million as of December 31, 2005 are the following:

	2006	2005
Platinum liability	$10,428	$13,229
Accrued payments related to facility divestiture	10,069	—
Interest—long term debt	9,106	9,465
Deferred revenue	5,608	5,113
Accrued utilities (electricity, water, natural gas, telephone)	6,612	6,649
Dividend payable	4,005	—
Professional fees	5,327	4,011
Environmental liabilities	3,247	2,130
Workers’ compensation & disability	2,975	2,464
Royalties and commission	3,086	2,184
Bromine facility shutdown	1,065	2,473
Other (individually under $1 million)	13,493	15,387

	$75,021	$63,105

The Company reviewed for individual items in excess of 5% of current liabilities for additional disclosure and noted none. The Company will include additional information for material items in future filings as necessary.

Note 12 – Stock-based Compensation Expenses, page 62

10.	It appears from the [same of] share activity for the year ended December 31, 2006 that 52,000 of performance unit awards were cancelled during the year ended December 31, 2006. However, your table of performance unit awards on page 65 appears to indicate that 532,000 awards were cancelled during the year ended December 31, 2006. Please revise your filing to correct this apparent typographical error or explain the reasons why these two amounts do not appear consistent.

Securities and Exchange Commission

January 16, 2008

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following supplemental information. Our filing does not contain a typographical error regarding performance units. The reasons why the two performance unit amounts do not appear consistent is as follows. The summary table on page 64 of the Form 10-K includes shares available for grant under plans that can still make grants or awards (only the 2003 and 2006 plans). The table of nonvested performance unit awards on page 65 of the Form 10-K includes outstanding performance units under all plans (1994, 1998, 2003 and 2006 plans). The primary difference is the cancellation of 2002 performance unit awards under the 1998 plan in the amount of 470,000 shares. In addition, 2003 performance unit awards were cancelled (2003 plan) but were payable 50% cash and 50% stock. As a result, the figure impacting the nonvested performance units is 20,000 units but impacting the shares available for grant is only 10,000 shares. The difference between 532,000 performance unit awards and 52,000 shares is 480,000 (470,000 + 10,000).

Based on the above, we do not believe any revisions to our disclosures are appropriate or necessary.

Note 13 – Commitments and Contingencies, page 66

11.	We note your disclosures on page 68 regarding letters of credit and guarantees. Please revise to include the disclosures required by paragraph 13 of FIN 45, particularly as they related to any standby letters of credit, as well as any other guarantees within the scope of this literature.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will provide a more detailed disclosure regarding our letters of credit and guarantees in future Form 10-K filings. If we were to have included this information in the Form 10-K, we would have revised the Form 10-K disclosure as follows (items in bold are in addition to previous disclosures):

Other

The Company has standby letters of credit and guarantees with various financial institutions. At December 31, 2006, the Company had $57.6 million of outstanding letters of credit and guarantees. The outstanding letters of credit are primarily related to performance bonds, environmental guarantees and insurance claim payment guarantees with expiration dates ranging from 2007 to 2015.

Securities and Exchange Commission

January 16, 2008

The majority of the Company’s guarantees relate to operating permits, custom and port authorities, and purchase of equipment, which have expiration dates ranging from one year to three years. The guarantees arose during the ordinary course of business. We do not have recorded reserves for the letters of credit and guarantees as of December 31, 2006. We are unable to estimate the maximum potential amount of the potential future liability under guarantees and letters of credit. However, we accrue for any potential loss for which we believe a future payment is probable and a range of loss can be reasonably estimated. We believe our liability under such obligations is immaterial.

12.	As a related matter, we note from your contractual obligations table on page 37 that you are obligated under take or pay and throughput agreements in the amount of $189 million for the year of December 31, 2007. It is unclear if these are the same as obligations under service agreements that you disclose on page 66. Please revise your filing to more fully describe take or pay and throughput agreements and how you determine when to record liability in connection with your obligations under these agreements.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will provide a more detailed disclosure regarding our take or pay / throughput agreements in future Form 10-K filings. If we were to have included this information in the Form 10-K, we would have revised the Form 10-K disclosure as follows (items in bold are in addition to previous disclosures):

In addition, the take or pay / throughput agreements are unrelated to the obligations under service agreements that are disclosed on page 66 of the Form 10-K.

A liability will be recorded on a take or pay / throughput agreements when it becomes probable that we are incurring a future sacrifice of economic benefits in connection with our obligations under these agreements.

Securities and Exchange Commission

January 16, 2008

Other Obligations

The following table summarizes our contractual obligations for plant construction, purchases of equipment, unused letters of credit, and various take or pay and throughput agreements (in thousands):

	2007	2008	2009	2010	2011	Thereafter
Long-term debt obligations	$47,720	$194,409	$100,617	$4,859	$5,121	$360,994
Capital lease obligation	3,011	3,186	3,371	3,565	3,771	1,966
Expected interest payments on long-term debt obligations*	37,557	33,757	20,924	19,165	18,693	55,728
Operating lease obligations (rental)	8,294	6,405	4,997	4,409	3,603	23,824
Take or pay / throughput agreements**	189,523	80,112	21,345	8,437	7,130	21,824
Letters of credit and guarantees	34,388	18,862	3,567	454	318	13
Capital projects	33,824	660	726	659	—	—
Facility divestiture obligation	10,177	2,186	—	—	—	—
Additional investment commitment payments	141	75	21	20	—	—

Total	$364,635	$339,652	$155,568	$41,568	$38,636	$464,349

*	These amounts are based on a weighted-average interest rate of 5.7% for term loans, 5.1% for variable rate long-term debt obligations, a capital lease and the senior notes for 2007. The weighted average rate for years 2008 and thereafter is 5.7% for term loans and 5.1% for the variable rate long-term debt obligations, a capital lease and the senior notes.
**	These amounts primarily relate to contracts entered into with certain third party vendors in the normal course of business to secure raw materials for our production processes. In order to secure materials, sometimes for long durations, these contracts mandate a minimum amount of product to be purchased at predetermined rates over a set timeframe.

Note 17 – Loss on Thann Facility Divestiture and Other Special Items, page 79

13.	It appears from your disclosure on page 55 that the loss on your Thann facility is attributable to net asset write-offs of goodwill of $12 million and property, plant and equipment of $36 million. However, your filing does not appear to clearly describe the specific nature of the remaining $41 million in losses. Please revise your filing to clearly describe the most significant components of your loss and revise to include rollforwards of any exit cost activity (other than workforce reduction charges which are already disclosed), as appropriate. Please also more fully disclose the nature of the $12 million payable to ICIG which is expected to be paid in 12 monthly installments. Refer to paragraph 20 of SFAS 146 and SAB Topic 5.P.4

Securities and Exchange Commission

January 16, 2008

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we note that we will provide a more detailed disclosure regarding our loss on the Thann facility divestiture in future Form 10-K filings. If we were to have included this information in the Form 10-K, we would have revised the Form 10-K disclosure as follows (items in bold are in addition to previous disclosures):

NOTE 16 – Loss on Thann Facility Divestiture and Other Special Items:

Special items, included in the consolidated statements of income for the years ended December 31, consist of the following (in thousands):

	2006	2005	2004
Loss on Thann facility divestiture(a)	$(89,175)	$—	$—
Benefit plan curtailment gains(b)	—	8,829	—
Provisional charge for the potential settlement of future legal claims(c)	—	(735)	—
Reduction in-force adjustments(d)	—	(547)	(4,308)
Sale of the Albemarle Technical Center facility(e)	—	(2,170)	—
Exit costs related to the shutdown of the Port de Bouc bromine facility(f)	—	(3,479)	—
Cleanup of the Pasadena plant zeolite facility(g)	—	—	(550)

Total special items	$(89,175)	$1,898	$(4,858)

Notes:

(a)	Year ended December 31, 2006 included a charge amounting to $89.2 million ($58.4 million after income taxes), consisting of net asset write-offs of goodwill of $12.4 million, property, plant and equipment of $36.5 million and net working capital and cash payments of $40.3 million, that related to the divestiture of the Thann, France facility to International Chemical Investors S.A. (“ICIG”) effective August 1, 2006.

The total net after tax cash costs of the transaction are expected to be less than $10.0 million. In conjunction with the divestiture, as of December 31, 2006 we have a liability recorded in our consolidated balance sheets of $12.4 million for working capital adjustments payable to ICIG in twelve monthly installments beginning in March 2007. The charge and related assets and liabilities transferred are reported in our Fine Chemicals segment under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.” Certain product lines previously manufactured at the Thann site remained with us and are expected to generate continuing cash flows.

The following table summarizes exit cost activity other than the workforce reduction charges outlined above (in thousands).

Beginning accrual balance December 31, 2005	$0
Working capital payment accrual	12,363
Payments	0
Foreign exchange	0

Ending accrual balance December 31, 2006	$12,363

Securities and Exchange Commission

January 16, 2008

Note 19 – Acquisition, page 80

14.	We note that your final purchase price allocation summary for the Akzo Nobel acquisition on page 81 aggregates the amount assigned to goodwill together with the amount assigned to other intangible assets. To the extent that your present preliminary or final purchase price allocations or pro forma data regarding goodwill and intangibles in future filings, please present the amount allocated to goodwill in its own line item, separate from the amount allocated to intangible assets.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, we note that of the total $302,614 goodwill and other intangibles assigned in the final Akzo Nobel purchase price allocation, $201,008 was assigned to goodwill. The Company will present the amount allocated to goodwill in its own line item, separate from the amount allocated to intangible assets in future Form 10-K filings. If we were to have included this information in the Form 10-K, we would have revised the Form 10-K disclosure as follows (items in bold are in addition to previous disclosures):

The final purchase price allocation is summarized below (in thousands).

Cash	$31,341
Accounts receivable	78,404
Inventory	108,117
Other current assets	1,716
Property, plant and equipment	402,252
Other assets	50,228
Goodwill	201,008
Other intangibles	101,606
In-process research and development assets	3,235
Current liabilities	(54,310)
Noncurrent deferred tax liabilities	(65,037)
Other non-current liabilities	(28,116)
Long-term environmental liabilities	(5,403)

Net cash paid	825,041
Less: cash acquired	(31,341)

Net cash paid less cash acquired	$793,700

Securities and Exchange Commission

January 16, 2008

PROXY STATEMENT ON SCHEDULE 14A, FILED MARCH 2, 2007

Compensation Discussion and Analysis, page 15

15.	Please disclose how benchmarks for differing payout levels for annual cash bonus were determined. Refer to Instruction 5 to Item 402(b) of Reg. S-K.

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in the Company’s future filings the Company will provide further context to its discussion and disclose in greater detail how benchmarks for differing payout levels for annual cash bonuses were determined by the Executive Compensation Committee. If the Company were to have included this information in its 2007 Proxy Statement, the Company would have revised the following disclosure that was provided on page 17 of its 2007 Proxy Statement as follows (items in bold are in addition to previous disclosures):

Annual Cash Bonus. The purpose of the annual cash incentive component of total compensation is to create a substantial incentive to officers and key employees to maximize shareholder value and to provide a means for recognizing individual contribution to corporate and business unit results. We believe these annual cash bonus awards provide our named executive officers with an incentive to excel at their individual job function and area of expertise in a manner that contributes to overall company-wide performance, and to further align the financial interests of our named executive officers with those of our shareholders. The selected performance criteria include company-wide performance goals, and for certain participants, including some of our named executive officers, specific performance goals related to their job function. In addition, a specified portion of the annual cash bonus is based on the discretion of the Committee. Key features of the annual cash incentive program include the following:

•	a primary emphasis on sustained financial growth as measured by such metrics as net income and working capital efficiency;

•	a qualitative assessment of our strategic achievements in areas of sustainability, stewardship, governance and development of people;

•	a structured, objective approach to determine awards; and

•	recognition of individual achievement and contribution of participants.

In 2006, the Committee established an award opportunity of zero to two times a target percentage of each named executive officer’s respective base salaries if certain criteria were met. The target percentages of base salary were 80% for the chief executive officer and 60% for the other named executive officers. The metrics for 2006 bonuses were based on the following factors and the relative weightings per target: annual net income before special items, 60%; reduction in working capital, 20%; sustainability, including safety and corporate governance, 10%; and development of people and culture, 10%. The Committee, in conjunction with senior management and with the advice of Mercer, annually sets and reviews annual incentive awards at the beginning of our fiscal year to reflect our strategic plans for the year. Awards are based on an evaluation of the performance, level of responsibility and leadership of the individual in relation to overall corporate results.

Securities and Exchange Commission

January 16, 2008

As reflected below, the annual incentive plan metrics are established for three different payout levels: threshold, target and superior. In addition, bonus awards can be adjusted to reflect individual levels of performance subject to the $1 million limit for cash bonuses set forth in the 2003 Incentive Plan.

We believe annual net income before special items and reduction in working capital are appropriate and effective measures of annual company-wide performance. The threshold level of each of the annual net income before special items and reduction in working capital performance measures was set based on a level of performance that was believed to be achievable. The target level of each of annual net income before special items and reduction in working capital performance measures was set based on a level of performance that was believed to be aggressive, but obtainable. The maximum level of each of annual net income before special items and reduction in working capital performance measures was set based on a level of performance that was believed to be realizable upon the actualization of exceptional performance.

The following table sets forth the threshold, target and superior levels for the annual net income before special items and reduction in working capital metrics for 2006:

	Threshold Level	Target Level	Superior Level	2006 Results
Annual net income before special items	$110MM	$120MM	$130MM	$201MM
Reduction in working capital	$0MM	$25MM	$60MM	$62MM

We use net income before special items because we believe that this financial measure is more reflective of our operations, provides transparency to investors and enables period-to-period comparability of financial performance. For 2006, after adjusting for certain one-time items impacting the working capital balances, we achieved superior level results on both of these metrics.

The levels for the sustainability and corporate governance and development of people and culture metrics were determined by the Committee’s assessment of the level of achievement of 14 different objectives for each metric, with each objective weighted evenly. For 2006 the results for the sustainability and corporate governance and development of people and culture metric objectives were greater than target performance in the aggregate.

The combination of the superior results for the annual net income before special items and reduction in working capital metrics and the results for the sustainability and corporate governance and development of people and culture metrics stated above resulted in a payout level of 1.89 times the target percentage of base salary for 2006.

The 2003 Incentive Plan also contemplates the possibility of the payment of additional discretionary incentives to the named executive officers, but only in the event that individual’s performance merits consideration of such additional incentives. For 2006, the Committee elected to recognize the outstanding contributions by Messrs. Steitz, Diemer and Kissam to our performance by awarding additional discretionary incentives to each of those executives. Mr. Rohr was eligible to receive a higher annual bonus but the 2003 Incentive Plan contains a $1 million limit on the annual bonus.

For 2006, the Committee awarded the following cash bonuses that were paid in the first quarter of 2007:

Name	2006 Annual Cash Bonus
Mark C. Rohr	$1,000,000
John M. Steitz	520,000
Richard J. Diemer, Jr.	480,000
Luther C. Kissam, IV	450,000
William M. Gottwald	375,000

Securities and Exchange Commission

January 16, 2008

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-6043.

Sincerely,

/s/ Luther C. Kissam, IV
Luther C. Kissam, IV Senior Vice President, Law and Manufacturing

cc:	Mr. Richard J. Diemer
Mr. John Owen Gwathmey Mr. David I. Meyers